Confidential treatment has been requested pursuant to SEC Rule 83, 17 CFR 200.83, for certain portions of this letter.  This letter omits confidential information (marked with asterisks) included in the unredacted version of the letter delivered to the Division of Corporation Finance.

Bob Shanks Executive Vice President Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
April 25, 2018

Via email and EDGAR

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2017 File No. 001-03950

Dear Mr. Shenk:

The following is in response to the comment set forth in your letter dated April 17, 2018. For ease of reference, your comment is copied below with our response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 3. Legal Proceedings
Asbestos Matters, page 20

1.
We note your disclosure regarding asbestos matters. Please tell us if you have incurred asbestos-related losses in the past, if a loss is probable at the balance sheet date and, if so, whether you have accrued for such loss. If you have accrued for a probable loss at the balance sheet date, please tell us whether such accrual includes amounts for both asserted and unasserted claims.

Asbestos was used in some brakes, clutches, and other automotive components from the early 1900s. Along with other vehicle manufacturers, we have been the target of asbestos litigation and, as a result, are a defendant in various actions for injuries claimed to have resulted from alleged exposure to Ford parts and other products containing asbestos. Plaintiffs in these personal injury cases allege various health problems as a result of asbestos exposure, either from component parts found in older vehicles, insulation or other asbestos products in our facilities, or asbestos aboard our former maritime fleet. We believe that we are targeted more aggressively in asbestos suits because many previously-targeted companies have filed for bankruptcy, or emerged from bankruptcy relieved of liability for such claims.

Most of the asbestos litigation we face involves individuals who claim to have worked on the brakes of our vehicles. We are prepared to defend these cases and believe that the scientific evidence confirms our long-standing position that there is no increased risk of asbestos-related disease as a result of exposure to the type of asbestos formerly used in the brakes on our vehicles. The extent of our financial exposure to asbestos litigation remains very difficult to estimate and could include both compensatory and

Ford Motor Company
April 25, 2018

punitive damage awards. The majority of our asbestos cases do not specify a dollar amount for damages; in many of the other cases the dollar amount specified is the jurisdictional minimum, and the vast majority of these cases involve multiple defendants, sometimes more than one hundred. Many of these cases also involve multiple plaintiffs, and often we are unable to tell from the pleadings which plaintiffs are making claims against us (as opposed to other defendants).

In accordance with ASC 450, we accrue for matters when losses are deemed probable and reasonably estimable. We have incurred losses related to asbestos matters in the past and expect to incur losses in the future. As described below, our accrual for asbestos matters includes an estimate for lawsuits and claims that we have received (“asserted claims”) and an estimate for matters that have not yet been brought against us (“unasserted claims”).

We review asserted claims by taking into consideration factors such as our historical experience with similar asbestos matters, the specific facts and circumstances asserted, the likelihood that we will prevail, and the severity of potential loss. We accrue individually for each asserted claim that we have assessed will have a probable loss of at least $***. As of December 31, 2017, we had fewer than ten such asserted claims, and we accrued the probable loss for these matters.

For asserted claims that we have assessed will have a probable loss of less than $***, we use an actuarial model to calculate an aggregate accrual. The model takes into account historical asbestos settlements, historical defense costs, and historical dismissal rates in order to estimate the potential loss for the asserted claims in the aggregate. As of December 31, 2017, we had several thousand such asserted claims, and we accrued the probable loss for these matters.

We also use our actuarial model to estimate the probable loss from unasserted claims. The model takes into consideration our historical data concerning the average amount of time between a claimant being diagnosed with an asbestos related illness and a claim being brought against us, the number of claims brought against us each month, historical settlement costs, historical defense costs, and historical dismissal rates. As of December 31, 2017, our model assumes approximately one thousand unasserted claims, and we accrued the probable loss for these matters.

At December 31, 2017, the total amount that we accrued for the asbestos matters described above was immaterial to our financial statements. When we discuss asbestos matters in future filings, we will disclose that our accrual includes probable losses for both asserted claims and unasserted claims related to asbestos matters.

We appreciate your assistance in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our response, please feel free to contact me at (313) 322-0282.

Sincerely,

/s/ Bob Shanks

Bob Shanks